Emazing Interactive, Inc.

101 C North Greenville Ave, Suite 255

Allen, Texas 75002

(888) 419-5499

November 10, 2006

Terry French

Paul Monsour

U.S. Securities & Exchange Commission

450 Fifth Street NW

Washington, DC 20549

RE:

Emazing Interactive, Inc.

Form SB-1

File No. 333-138111

Dear Sirs:

Following are responses to your comment letter dated November 6, 2006.

Plan of Distribution

1.

Our initial purpose was to restrict affiliates from owning too much of the stock sold. However, we have removed this condition and stated that affiliates may not purchase shares in the offering
(page 2 and page 9)

Description of Business

2.

We have revised this section to properly describe our business and our niche in the computer gaming industry (page 10)

Significant Parties

3.

We have described the services Oxford Guild provided in the development of the company, including describing the shares it bought for cash (page 22 and page 29)

Financial Condition and Going Concern

4.

The auditor has revised his report to include a going concern modification in his report

Part II - Unregistered Securities Issued or Sold Within One Year

5.

The identity of the purchaser (a single purchaser) of the 100,000 shares has been identified and how their sophisticated status was determined. Also, the way they were contacted was that they were already a shareholder - this also has been disclosed.

Please call me if you need any further clarification on any of these answers.

Sincerely,

/s/ G. Edward Hancock

G. Edward Hancock

President